UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Lincare Holdings Inc.

(Name of Subject Company)

Lincare Holdings Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

532791100

(CUSIP Number of Class of Securities)

John P. Byrnes

Chief Executive Officer

Lincare Holdings Inc.

19387 US 19 North

Clearwater, Florida 33764

(727) 530-7700

With copies to:

Michael J. Aiello

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Lincare Holdings Inc., a Delaware corporation (the “Company”). The Statement relates to the tender offer by Linde US Inc., a Delaware corporation (the “Purchaser”), and a wholly owned indirect subsidiary of Linde AG, a stock corporation organized under the laws of Germany (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $41.50 per share, subject to any required withholding of taxes, net to the seller in cash and without interest thereon, on the terms and subject to the conditions provided for in the Offer to Purchase, dated July 11, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Linde and certain of its affiliates, including Purchaser and Parent, with the SEC on July 11, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8. ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby amended and supplemented by replacing the first sentence of the third paragraph set forth under the heading “Regulatory Approvals” with the following:

“The parties filed Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on July 11, 2012.”

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following at the end of the first paragraph under the heading “Certain Litigation”:

“Also on July 11, 2012, a putative shareholder class action complaint, captioned Himmel v. Lincare Holdings, Inc., et al., Case No. 12-8392, was filed in the Circuit Court of the 6th Judicial Circuit in and for Pinellas County, Florida, Circuit Civil Division (the “Himmel Complaint”), against the Company, the members of the Board, Parent and Purchaser. The Himmel Complaint, like the Fader Complaint, alleges that the members of the Board breached their fiduciary duties to the Company’s shareholders by entering into the Merger Agreement and that Parent, Purchaser and the Company aided and abetted the members of the board in breaching their fiduciary duties. The Himmel Complaint seeks, among other things, to enjoin the transactions contemplated by the Merger Agreement. The Company, Parent and Purchaser intend to vigorously defend against these claims.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINCARE HOLDINGS INC.

Dated: July 12, 2012	By:	/s/ PAUL G. GABOS
	Name:	Paul G. Gabos
	Title:	Chief Financial Officer